SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Odonate Therapeutics, Inc.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

676079106

(CUSIP Number)

David A. Brown

Alston & Bird LLP

950 F Street, N.W.

Washington, DC 20004-1404

202-239-3463

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 6, 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 676079106	SCHEDULE 13D

1	NAMES OF REPORTING PERSONS Boxer Capital, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,726,938
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,726,938
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,726,938
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.0%*
14	TYPE OF REPORTING PERSON (See Instructions) OO

*	Based on 26,890,356 shares of the Issuer’s Common Stock outstanding upon completion of the Issuer’s initial public offering, based on the Issuer’s prospectus filed under Rule 424(b)(4), filed with the Securities and Exchange Commission on December 8, 2017.

CUSIP No. 676079106	SCHEDULE 13D

1	NAMES OF REPORTING PERSONS Boxer Asset Management Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Bahamas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,726,938
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,726,938
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,726,938
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.0%*
14	TYPE OF REPORTING PERSON (See Instructions) CO

*	Based on 26,890,356 shares of the Issuer’s Common Stock outstanding upon completion of the Issuer’s initial public offering, based on the Issuer’s prospectus filed under Rule 424(b)(4), filed with the Securities and Exchange Commission on December 8, 2017.

CUSIP No. 676079106	SCHEDULE 13D

1	NAMES OF REPORTING PERSONS Aaron I. Davis
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 645,756
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 645,756
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 645,756
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.4%*
14	TYPE OF REPORTING PERSON (See Instructions) IN

*	Based on 26,890,356 shares of the Issuer’s Common Stock outstanding upon completion of the Issuer’s initial public offering, based on the Issuer’s prospectus filed under Rule 424(b)(4), filed with the Securities and Exchange Commission on December 8, 2017.

CUSIP No. 676079106	SCHEDULE 13D

1	NAMES OF REPORTING PERSONS Joe Lewis
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,726,938
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,726,938
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,726,938
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.0%*
14	TYPE OF REPORTING PERSON (See Instructions) IN

*	Based on 26,890,356 shares of the Issuer’s Common Stock outstanding upon completion of the Issuer’s initial public offering, based on the Issuer’s prospectus filed under Rule 424(b)(4), filed with the Securities and Exchange Commission on December 8, 2017.

CUSIP No. 676079106	SCHEDULE 13D

Item 1. Security and Issuer.

This Schedule 13D relates to the shares of common stock, $0.01 par value (the “Common Stock”) of Odonate Therapeutics, Inc., a Delaware corporation (the “Issuer”). The principal executive office of the Issuer is located at 4747 Executive Drive, Suite 510, San Diego, CA 92121.

Item 2. Identity and Background.

This Schedule 13D is jointly filed by the Reporting Persons. Boxer Management, a corporation organized under the laws of the Bahamas, is the managing member and majority owner of Boxer Capital, a limited liability company organized under the laws of Delaware. Joe Lewis is the sole indirect owner of and controls Boxer Management.

Each of Boxer Capital and Boxer Management are primarily engaged in the business of investing in securities. Joe Lewis is a citizen of the United Kingdom and his present principal occupation or employment is engaging in business as a private investor including through the investments of Boxer Capital.

Aaron I. Davis is a citizen of the United States and the Chief Executive Officer of Boxer Capital. Mr. Davis is also director of the Issuer.

By virtue of these relationships and pursuant to the SEC’s beneficial ownership rules, the Reporting Persons may be deemed to be members of a group.

The address of each of Boxer Capital and Aaron I. Davis for purposes of this filing is: 11682 El Camino Real, Suite 320, San Diego, CA 92130. The address of each of Boxer Management and Joe Lewis for purposes of this filing is: c/o Cay House, EP Taylor Drive N7776, Lyford Cay, New Providence, Bahamas.

Set forth on Schedule A, and incorporated herein by reference, is the (a) name, (b) residence or business address, (c) present principal occupation or employment and (d) citizenship, of each executive officer and director of each of the Reporting Persons, and (e) name of any corporation or other organization in which such occupation or employment is conducted, together with the principal business and address of any such corporation or organization other than Boxer Capital and Boxer Management.

The Reporting Persons have not, during the past five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting, or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

The aggregate purchase price of the Common Stock purchased and currently owned by the Reporting Persons is $19,700,000. The source of the funding for the purchases of the Common Stock was the general working capital of Boxer Capital and the personal funds of Mr. Davis. The information set forth in Item 4 below is incorporated herein by reference.

Item 4. Purpose of Transaction.

The Reporting Persons acquired their positions in the Common Stock for investment purposes. The Reporting Persons acquired the shares of Common Stock through a combination of private placements from the Issuer and its subsidiaries and public offerings both prior to and following the Issuer becoming a public company in the United States. While the Reporting Persons do not have any current plans, proposals or agreements with respect to the shares of Common Stock except as otherwise disclosed herein, the Reporting Persons may, from time to time and at any time, acquire additional shares of Common Stock in the open market or otherwise and reserve the right to dispose of any or all of the shares of Common Stock in the open market or otherwise, at any time and from time to time, and to engage in any hedging or similar transactions with respect to the shares of Common Stock.

CUSIP No. 676079106	SCHEDULE 13D

Initial Public Offering

On December 6, 2017, Boxer Capital agreed to purchase 416,666 shares of Common Stock in the Issuer’s initial public offering at $24.00 per share (the “Offering”). The Offering closed on December 8, 2017. The Reporting Persons acquired their equity positions in the Offering for investment purposes.

Acquisitions Prior to the Offering

In connection with the Offering, the Issuer converted from a Delaware limited liability company into a Delaware corporation (the “Conversion”). Holders of Odonate Therapeutics, LLC common and incentive units were converted into shares of Odonate Therapeutics, Inc. common stock as a result of the Conversion.

Prior to the Conversion, the Issuer had two classes of membership units authorized: common units and incentive units. On August 14, 2016, the Issuer effected a 1-for-50 reverse split of the outstanding common and incentive units. On November 26, 2017, the Issuer effected a 2-for-1 forward split of the outstanding common and incentive units.

Prior to the Offering, in a series of private placements, the Reporting Persons purchased a total of 2,956,028 common units at an aggregate purchase price of $9,700,000.

Item 5. Interest in Securities of the Issuer.

All percentages are based on 26,890,356 shares of the Issuer’s Common Stock outstanding upon completion of the Issuer’s initial public offering, based on the Issuer’s prospectus filed under Rule 424(b)(4), filed with the Securities and Exchange Commission on December 8, 2017.

(a) The Reporting Persons may be deemed to beneficially own, in the aggregate, 3,372,694 shares of Common Stock, representing 12.4% of the Issuer’s outstanding Common Stock.

Boxer Capital, Boxer Management and Joe Lewis beneficially own 2,726,938 shares of Common Stock which represents 10.0% of the Issuer’s outstanding Common Stock. Aaron I. Davis beneficially owns 645,756 shares of Common Stock which represents 2.4% of the Issuer’s outstanding Common Stock.

(b) With respect to any rights or powers to vote, or to direct the vote of, or to dispose of, or direct the disposition of, the Common Stock owned by the Reporting Persons:

(i) Sole power to vote or direct the vote:

Aaron I. Davis has the sole power to vote or to direct the vote of the 645,756 shares of Common Stock he beneficially owns.

(ii) Shared power to vote or to direct the vote:

Boxer Capital, Boxer Management and Joe Lewis have shared power to vote or to direct the vote of the 2,726,938 shares of Common Stock they beneficially own.

(iii) Sole power to dispose or direct the disposition of:

Aaron I. Davis has the sole power to dispose or direct the disposition of the 645,756 shares of Common Stock he beneficially owns.

(iv) Shared power to dispose or to direct the disposition of:

Boxer Capital, Boxer Management and Joe Lewis have shared power to dispose or direct the disposition of the 2,726,938 shares of Common Stock they beneficially own.

(c) Other than as described herein and below, the Reporting Persons have not engaged in any transactions in the Common Stock in the past 60 days.

CUSIP No. 676079106	SCHEDULE 13D

(d) No other person has the right to receive or the power to direct the receipt of dividends, or proceeds of sale of such securities outlined in this report.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Except as otherwise described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to Be Filed as Exhibits.

Exhibit 1	Joint Filing Agreement, dated December 8, 2017, among Boxer Capital, Boxer Management, Joe Lewis and Aaron I. Davis.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 8, 2017

BOXER CAPITAL, LLC

By:	/s/ Aaron I. Davis
Name:	Aaron I. Davis
Title:	Chief Executive Officer

BOXER ASSET MANAGEMENT INC.

By:	/s/ Jason Callender
Name:	Jason Callender
Title:	Director

JOSEPH C. LEWIS

By:	/s/ Joseph C. Lewis
Joseph C. Lewis, Individually

AARON I. DAVIS

By:	/s/ Aaron I. Davis
Aaron I. Davis, Individually

SCHEDULE A

ADDITIONAL INFORMATION CONCERNING THE REPORTING PERSONS

BOXER CAPITAL, LLC

The executive officers and directors of Boxer Capital, LLC are set forth below. The individuals’ business addresses are 11682 El Camino Real, Suite 320, San Diego, CA 92130. Except as otherwise stated, the present principal occupation or employment set forth below opposite the name refers to employment with Boxer Capital, LLC.

Name	Present Principal Occupation or Employment	Citizenship
Aaron I. Davis	Member, Chief Executive Officer	United States
Shehan B. Dissanayake	Member	United States
Christopher Fuglesang	Member	United States
Boxer Management	Manager	Bahamas

BOXER ASSET MANAGEMENT INC.

The executive officers and directors of Boxer Asset Management Inc. are set forth below. Each individual’s business address is c/o Cay House, EP Taylor Drive N7776 Lyford Cay, New Providence, Bahamas. Except as otherwise stated, the present principal occupation or employment set forth below opposite the name of each person refers to employment with Boxer Asset Management Inc.

Name	Present Principal Occupation or Employment	Citizenship
Joe Lewis	Director, President	United Kingdom
Jason Callender	Director, Vice President	United States

EXHIBIT INDEX

Exhibit 1	Joint Filing Agreement, dated December 8, 2017, among Boxer Capital, Boxer Management, Joe Lewis and Aaron I. Davis.